FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of November 2009
CGG-Veritas
Tour Maine Montparnasse — 33 Avenue du Maine — BP 191 — 75755 PARIS CEDEX 15 (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGGVeritas Announces Third Quarter 2009 Results
Free Cash Flow at $148m
Group EBITDAs margin at 32%
Backlog at $1.65B
PARIS, France – November 10th 2009 – CGGVeritas (ISIN: 0000120164 – NYSE: CGV) announced today its non-audited third quarter 2009 consolidated results. All comparisons are made on a year-on-year basis unless stated otherwise. All results are reported after restructuring charges unless stated otherwise.
Results in line with expectations
▪	Group revenue was $731m down 31% from a record quarter last year and reflecting current market conditions

▪
Group operating margin was 8% and EBITDAs margin was 32% with a resilient Sercel EBIT margin, good vessel performance in oversupplied market and sequentially stable multi-client sales with a higher amortization rate

▪	Net income was $12m

▪	Free cash flow at $148m this quarter following a significant reduction of working capital

▪	Net debt to equity reduced to 32%

▪	Long term marine contract awarded by Pemex. Backlog as of November 1st increased sequentially to $1.65 billion
Cost reduction and marine adjustment plans on track
▪	Disciplined capital spending with a 25% reduction year to date

▪	Fleet reduction from 27 to 20 vessels progressing with three 3D vessels decommissioned to date. All related restructuring charges were accrued in Q2
Third Quarter 2009 key figures

	Third Quarter		Third Quarter
In M$	2009	Variance	2008

Group Revenue	731	-31%	1062

Sercel	203	-35%	314

Services	571	-25%	762

Group Operating Income	58	-78%	265

Margin	8%		25%

Sercel	37	-64%	103

Margin	18%		33%

Services	33	-81%	173

Margin	6%		23%

Net Income	12	-93%	162

Margin	2%		15%

Cash Flow from Operations	303		298

Net Debt	1,371 (Sept 30th 09)	-4%	1,432 (Dec 31st 08)

Net Debt to Equity ratio	32%		35%

CGGVeritas Chairman & CEO, Robert Brunck commented:
“As expected, the positive contribution of higher margin 2008 backlog coming to an end, led to a more difficult quarter. Nevertheless, we delivered solid free cash flow thanks to strong and disciplined actions across the company.
In the current economic environment Sercel, with its leading technology and manufacturing excellence, exhibited a resilient margin. Services reinforced their high-end positioning with increased prefunding of new multi-client projects, continued interest for its advanced depth imaging and through its high-resolution land seismic surveys. In marine, the industry began capacity adjustments but oversupply still prevails, translating into lower pricing and increased vessel transits for some of the new contracts.
Looking forward in the context of relatively high and stable oil prices, we expect oil and gas fundamentals to strengthen and demand for high-end seismic technology, especially around reservoir optimization, to continue to increase. CGGVeritas is well positioned to take full advantage of its technological strength and its well balanced portfolio.”
Third Quarter 2009 Financial Results
Group Revenue
Group Revenue was down 31% in $ and 26% in € from a record quarter last year, reflecting weak market conditions.

	Third Quarter		Third Quarter	Third Quarter		Third Quarter
In millions	2009 ($)	variance	2008 ($)	2009 (€)	variance	2008 (€)

Group Revenue	731	-31%	1062	512	-26%	692

Sercel Revenue	203	-35%	314	143	-30%	204

Services Revenue	571	-25%	762	400	-19%	496

Eliminations	-43		-13	-31		-9

Marine contract	271	-15%	320	189	-9%	208

Land contract	85	-35%	131	59	-30%	85

Processing	101	1%	99	71	9%	65

Multi-client	114	-46%	212	81	-41%	138

MC marine	77	-54%	169	54	-51%	110

MC land	37	-16%	44	27	-4%	28

Sercel
Revenue was down 35% in $ and 30% in € from a record third quarter last year with an increased contribution from marine with sales of two SeaRay OBC systems and one Nautilus for acoustic positioning and streamer control. Internal sales represented 21% of revenue.
Services
Revenue was down 25% in $ and 19% in € with good vessel utilization despite increasing standby between contracts. Revenue was also supported by strong processing performance, while marine multi-client revenue decreased year on year following the reduction of our multi-client investments. Amortization rates of our multi-client library were higher this quarter at 75% mainly due to a different sales mix with lower fully depreciated data and higher onshore contribution. We anticipate the full year 2009 amortization rate to be around 65%.
Marine capacity adjustments: The Fohn and the Orion 3D vessels were decommissioned this quarter. Following contract completion, another 2D vessel will be de-rigged in the fourth quarter 2009. Three additional 2D vessels are scheduled for decommissioning in 2010.
▪
Marine contract revenue was down 15% in $ and 9% in €. The vessel availability rate[1] was 90%, including a 7% impact related to standby between contracts and the production rate[2] was 93%. 86% of the 3D fleet operated on contract. With the end of 2008 higher margin backlog, we saw the impact of lower pricing. The industry first Arctic Beaufort Sea acquisition project was completed with excellent results and one vessel was equipped with Nautilus for integrated acoustic positioning and streamer control.

▪
Land contract revenue was down 35% in $ and 30% in €, mainly in North American land as activity remained slow with gas prices continuing to stagnate. We operated 12 crews worldwide, including Argas crews in Saudi Arabia and our large high-density contracts in Qatar and Oman where we continue to operate near record levels with promising results. In Canada, we successfully completed a 4D SeisMovie reservoir monitoring acquisition.

▪
Processing & Imaging revenue was up 1% in $ and 9% in € as the performance and demand for our high-end innovative imaging products, especially in the Gulf of Mexico remained robust. The latest releases include AGORA our ground roll attenuation and TTI RTM, our leading edge depth migration technology. During the quarter, we were awarded a new dedicated center in Brazil and two dedicated center contracts were renewed, one in the Netherlands, the other in France.

▪
Multi-client revenue was down 46% in $ and 41% in € following our decreasing Capex spending. The amortization rate averaged 75%, with 78% in land and 74% in marine, a high amortization rate due to a sales mix of less fully depreciated data and an increasing contribution from land. Net Book Value of the library at the end of September was stable at $828 million.

Multi-client marine revenue was down 54% in $ and 51% in € as Capex was reduced 59% year on year in $ to $48 million (€33 million). Prefunding was $54 million (€38 million), up sequentially with a rate of 112%. In Brazil the extension of our Santos cluster survey around the Tupi discovery continued to progress well and we completed our programs offshore Australia and in the North Sea. After-sales worldwide were down 47% in $ and 45% in € at $23 million (€16 million).

[1] - The vessel availability rate, a metric measuring the structural availability of our vessels to meet demand; this metric is related to the entire fleet, and corresponds to the total vessel time reduced by the sum of the standby time between contracts, of the shipyard time and the steaming time (the “available time”), all divided by total vessel time;

[2] - The vessel production rate, a metric measuring the effective utilization of the vessels once available; this metric is related to the entire fleet, and corresponds to the available time reduced by the operational downtime, all then divided by available time.

Multi-client land revenue was down 16% in $ and 4% in €. Capex was reduced 26% year on year at $20 million (€14 million). Prefunding was high during the quarter, at $25 million (€18 million). Prefunding rate increased year on year and sequentially to 121% reflecting the strong interest for our Haynesville program where we operated two crews this quarter on the 3D multi-client Tri-Parish Line survey in northern Louisiana. After-sales were at $13 million (€9 million).
Group EBITDAs was $231 million (€163 million), a margin of 32%.

	Third Quarter		Third Quarter	Third Quarter		Third Quarter
In million	2009 ($)	variance	2008 ($)	2009 (€)	variance	2008 (€)

Group EBITDAs	231	-50%	467	163	-47%	304

margin	32%		44%	32%		44%

Sercel EBITDAs	47	-58%	112	32	-55%	73

margin	23%		36%	23%		36%

Services EBITDAs	203	-45%	367	143	-40%	239

margin	36%		48%	36%		48%

Group Operating Income was $58 million, with a margin of 8% based on resilient performance of Sercel while weaker marine prices impacted Services.

	Third Quarter		Third Quarter	Third Quarter		Third Quarter
In million	2009 ($)	variance	2008 ($)	2009 (€)	variance	2008 (€)

Group Operating Income	58	-78%	265	41	-76%	173

margin	8%		25%	8%		25%

Sercel Op. Income	37	-64%	103	25	-62%	67

margin	18%		33%	18%		33%

Services Op. Income	33	-81%	173	24	-79%	113

margin	6%		23%	6%		23%

Group Net Income was $12 million (€8 million), a 2% margin, compared to $162 million (€105 million) last year, resulting in an EPS of €0.05 per ordinary share and $0.07 per ADS.
Taxes
The effective tax rate was 42%.
Financial Charges
Financial charges were $38 million (€27 million).
Cash Flow
Cash Flow from Operations
Cash flow from operations was $303 million (€217 million) stable year-on-year.

Capex
Global Capex was $148 million (€104 million) this quarter, a reduction of 25% year-on-year.
▪	Industrial Capex was $79 million (€56 million), up 54% in $, including a SeaRay and Nautilus system.
▪	Multi-client Capex was $68 million (€47 million) down 53% in $ with a prefunding rate of 115% compared to 102% last year.

	Third Quarter		Third Quarter
In million $	2009	variance	2008

Capex	148	-25%	197

Industrial	79	54%	52

Multi-client	68	-53%	146

Free Cash Flow
After interest expenses paid during the quarter, free cash flow was strong at $148 million up year on year and sequentially due to strict management of working capital.
Third Quarter 2009 Comparisons with Third Quarter 2008

Consolidated Statement of Income	Third Quarter		Third Quarter
	(in million dollars)		(in million euros)
	2009	2008	2009	2008

Exchange rate euro/dollar	1.418	1.537	1.418	1.537

Operating Revenue	731.4	1062.2	512.2	691.6

Sercel	203.3	313.5	142.8	204.1

Services	570.9	761.7	400.0	496.0

Elimination	-42.8	-13.1	-30.6	-8.5

Gross Profit*	151	379.0	104.5	246.9

Operating Income*	57.7	265.1	40.7	172.8

Sercel	36.5	102.5	25.2	66.7

Services	33.3	172.9	23.8	112.7

Corporate and Elimination	-12.1	-10.1	-8.3	-6.5

Income from Equity Investments	4.0	-0.9	2.9	-0.6

Net Income*	12.2	161.7	8.4	105.4

Earnings per share (€) / per ADS ($)	0.07	1.14	0.05	0.74

EBITDAs*	231.3	467.2	162.8	304.3

Sercel	46.8	111.8	32.4	72.8

Services	203.2	367.3	143.4	239.2

Industrial Capex	79.2	51.5	56.2	33.4

Multi-client Capex	68.4	145.8	47.3	94.9

Year to Date 2009 Financial Results
Group Revenue
Group Revenue was down 16% in $ and 6% in €, with lower Sercel sales in line with weaker market conditions while Services benefited from the addition of Wavefield.

In million	YTD 09 ($)	variance	YTD 08 ($)	YTD 09 (€)	variance	YTD 08 (€)

Group Revenue	2 361	-16%	2 809	1 733	-6%	1 836

Sercel Revenue	643	-27%	876	472	-18%	573

Services Revenue	1 817	-10%	2 021	1 334	1%	1 321

Eliminations	-98	-10%	-89	-72	-24%	-58

Marine contract	905	17%	771	664	32%	504

Land contract	301	-24%	395	221	-15%	258

Processing	299	2%	293	219	15%	192

Multi-client	312	-44%	562	229	-38%	367

MC marine	250	-43%	435	183	-36%	285

MC land	62	-51%	126	46	-46%	83

Sercel
Sercel sales were down 27%, in $ and 18% in €. Land equipment sales were down from record sales in 2009 while marine sales were down as industry future fleet plans were adjusted.
Services
Revenue was down 10% in $ and slightly up in € supported by the addition of Wavefield in marine and strong processing performance. For the first nine months, fleet availability rate was 90% and the production rate was 91%. Multi-client revenue was down 44% in $ and 38% in € as Capex eased as planned and was down 40% in $ to $261 million (€192 million). The amortization rate averaged 65%, a level we expect to continue throughout 2009.
Group EBITDAs before restructuring was $746 million (€548 million), a margin of 32% mainly based on the impact of lower pricing and particularly the lower contribution from multi-client sales.
Group EBITDAs was $689 million (€506 million).

In million
before restructuring	YTD 09 ($)	Variance	YTD 08 ($)	YTD 09 (€)	variance	YTD 08 (€)

Group EBITDAs	746	-35%	1 150	548	-27%	751

margin	32%		41%	32%		41%

Sercel EBITDAs	178	-42%	305	130	-35%	199

margin	28%		35%	28%		35%

Services EBITDAs	634	-31%	921	466	-23%	602

margin	35%		46%	35%		46%

Group Operating Income before restructuring was $256 million (€189 million), an 11% margin driven by the industry leading and resilient performance of Sercel while good vessel operational performance was hampered by a decrease in marine prices and lower multi-client contributions.
Group Operating Income was $170 million (€125 million).

In million
before restructuring	YTD 09 ($)	variance	YTD 08 ($)	YTD 09 (€)	variance	YTD 08 (€)

Group Operating Income	256	-57%	600	189	-52%	392

Margin	11%		21%	11%		21%

Sercel Op. Income	148	-47%	277	108	-40%	181

Margin	23%		32%	23%		32%

Services Op. Income	161	-59%	389	119	-53%	254

Margin	9%		19%	9%		19%

Taxes
The effective tax rate was 32% and financial charges were $109 million (€80 million).
Group Net Income before restructuring was $106 million (€79 million), down 69% in $ and 64% in €, resulting in an EPS of €0.49 per ordinary share and $0.66 per ADS.
Group Net Income was $50 million (€37 million), resulting in an EPS of €0.22 per ordinary share and $0.29 per ADS.
Cash Flow
Cash Flow from Operations
Cash flow from operations was $643 million (€472 million) a reduction of 20% year-on-year.
Capex
Global Capex was $470 million (€345 million) end of September, down 25% in $ year-on-year.
▪	Industrial Capex was $208 million (€153 million),

▪	Multi-client Capex was $261 million (€192 million), reduced by 40% in $ year-on-year.

	Year to Date		Year to Date
In million $	2009		2008

Capex	470	-25%	622

Industrial	208	10%	189

Multi-client	261	-40%	434

Free Cash Flow
After interest expenses paid during the first 9 months, free cash flow was $130 million stable year on year.
Balance Sheet
Net Debt to Equity Ratio
The Group’s gross debt was reduced to $2.190 billion (€1.496 billion) at the end of September 2009.
With $819 million (€560 million) in available cash, Group net debt was $1.371 billion (€936 million) and the net debt to equity ratio was reduced to 32%.

Year to Date 2009 Comparison with 2008

	Year to Date		Year to Date
Consolidated Statement of Income	(in million dollars)		(in million euros)
before restructuring*	2009	2008	2009	2008

Exchange rate euro/dollar	1.362	1.530	1.362	1.530

Operating Revenue	2361.4	2809.1	1733.3	1835.6

Sercel	643.1	876.4	471.8	572.7

Services	1816.7	2021.5	1333.6	1320.9

Elimination	-98.3	-88.8	-72.1	-58.0

Gross Profit*	571.4	922.9	419.4	603.0

Operating Income*	256.3	600.2	189.4	392.2

Sercel	147.5	276.6	108.2	180.7

Services	160.6	389.3	119.1	254.4

Corporate and Elimination	-51.7	-65.7	-38.0	-42.9

Income from Equity Investments	7.3	3.7	5.3	2.4

Net Income*	106.2	338.5	78.7	221.2

Earnings per share (€) / per ADS ($)	0.29	2.38	0.22	1.55

EBITDAs*	745.6	1149.5	548.1	751.1

Sercel	177.5	304.5	130.2	199.0

Services	633.9	920.7	466.2	601.7

Industrial Capex	208.4	188.6	152.9	123.2

Multi-client Capex	261.2	433.7	191.8	283.4

Key Figures

	YTD		YTD	YTD		YTD
In million	2009 ($)	variation	2008 ($)	2009 (€)	variation	2008 (€)

Group EBITDAs

Before restructuring costs	746	-35%	1 150	548	-27%	751

margin	32%		41%	32%		41%

After restructuring costs	689	-40%	1 150	506	-33%	751

margin	29%		41%	29%		41%

Group Operating Income

Before restructuring costs	256	-57%	600	189	-52%	392

margin	11%		21%	11%		21%

After restructuring costs	170	-72%	600	125	-68%	392

margin	7%		21%	7%		21%

Group Net Income

Before restructuring costs	106	-69%	339	79	-64%	221

margin	4%		12%	4%		12%

After restructuring costs	50	-85%	339	37	-83%	221

margin	2%		12%	2%		12%

Earnings per share (€) / per ADS ($)

Before restructuring costs	0.66	-72%	2.38	0.49	-68%	1.55

After restructuring costs	0.29	-88%	2.38	0.22	-86%	1.55

Other Information
-	Detailed financial results (6K) are available on our website: www.cggveritas.com.

-
A French language conference call is scheduled today November 10th, at 9:30am (Paris), 8:30am (London). To take part in the French language conference, simply dial in five to ten minutes prior to the scheduled start time.

- French call-in	+33 1 72 00 13 65
- International call-in	+44 808 238 1769
- Replay	+33 1 72 00 14 59 & +44 207 107 0686
- code 256924#
-
An English language conference call is scheduled today November 10th, at 3:00pm (Paris), 2:00pm (London), 8:00am (US CT), 9:00am (US ET). To take part in the English language conference, simply dial in five to ten minutes prior to the scheduled start time.

- US call-in	1 (888) 241-0558
- International call-in	1 (647) 427-3417
- Replay	1 (402) 220-4375 & 1 (888) 567-0351
- code 82646791
You will be asked for the name of the conference: “CGGVeritas Q3 2009 Results”.
-	A presentation is posted on our website and can be downloaded.

-	The conference calls will be broadcast live on our website www.cggveritas.com and a replay will be available for two weeks thereafter.
About CGGVeritas:
CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry. CGGVeritas is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

Investor Relations Contacts
Paris:	Houston:
Christophe Barnini	Hovey Cox
Tel: +33 1 64 47 38 10	Tel: +1 (832) 351-8821
E-Mail: invrelparis@cggveritas.com	E-Mail: invrelhouston@cggveritas.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique — Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 10th, 2009	By	/s/ Gerard CHAMBOVET
Gerard CHAMBOVET
Senior EVP Corporate